[First American Letterhead]

November 6, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention:	Ms. Laura Crotty
Ms. Melissa Duru

Re:	The First American Corporation Registration Statement on Form S-4
File No. 333-162398

Dear Ms. Crotty and Ms. Duru:

On behalf of The First American Corporation, a California corporation (the “Company”), the undersigned, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective on, Tuesday, November 10, 2009, at 9:00 a.m., Eastern Standard Time, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this request for acceleration of effectiveness to the Company’s outside counsel, Michelle A. Hodges of Gibson, Dunn & Crutcher LLP, via facsimile to (949) 475-4703 or via telephone to (949) 451-3954.

Very truly yours,

THE FIRST AMERICAN CORPORATION

/s/ Stacy S. Rentner

Assistant General Counsel and Assistant Secretary

cc:	Michelle A. Hodges

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